Exhibit 99.1

Executive Officers and Directors of Diamondback Energy, Inc.

Name	Citizenship	Principal Occupation
Travis D. Stice	United States	Chief Executive Officer and Chairman of the Board
Kaes Van't Hof	United States	President and Chief Financial Officer
Daniel N. Wesson	United States	Executive Vice President and Chief Operating Officer
Matt Zmigrosky	United States	Executive Vice President, Chief Legal and Administrative Officer and Secretary
Teresa L. Dick	United States	Executive Vice President, Chief Accounting Officer and Assistant Secretary
Jere W. Thompson III	United States	Executive Vice President of Strategy and Corporate Development
Al Barkmann	United States	Executive Vice President and Chief Engineer
Chad McAllaster	United States	Executive Vice President of Operations
Vincent K. Brooks	United States	Director
David L. Houston	United States	Director
Rebecca A. Klein	United States	Director
Stephanie K. Mains	United States	Director
Charles A. Meloy	United States	Director
Mark L. Plaumann	United States	Director
Robert K. Reeves	United States	Director
Lance W. Robertson	United States	Director
Melanie M. Trent	United States	Director
Frank D. Tsuru	United States	Director
Steven E. West	United States	Director